Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

Canarc Resource Corp. Options Lightning Tree Gold Property in Idaho to Minkap Resources Inc.
________________________________________________________________________________________

Vancouver, Canada - July 6, 2020 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) announces that the Company has signed a non-binding letter of intent (the “LOI”) dated July 6, 2020 with Minkap Resources Inc. (“MinKap”) whereby MinKap (TSX-V: KAP) can acquire a 100% undivided interest in the Lightning Tree property (the “Property”) located in Lemhi County, Idaho, USA under a definitive option agreement (the “Agreement”) from Canarc.

Lightning Tree is one of 11 mineral properties in the American Innovative Minerals (“AIM”) USA gold package acquired by Canarc in 2017. It is also the fourth AIM property optioned out to third parties wanting to explore and earn interests in Canarc’s Nevada/Idaho portfolio. Canarc continues to receive expressions of interest in the remaining 7 AIM USA properties as well as the Corral Canyon project in Nevada.

Canarc is focused on creating shareholder value by advancing its attractive Canadian gold projects and acquiring new gold properties with exciting discovery potential. The Company is fully funded to drill its district scale Windfall Hills and Hard Cash gold exploration projects over the next three months.

Scott Eldridge, Canarc’s CEO, stated: “I look forward to working with Minkap as they conduct exploration on Lightning Tree and the surrounding properties they have optioned from another party. The consolidation of this low sulfidation epithermal gold system represents an exciting exploration opportunity. Lightning Tree hosts historic high grade mine workings but has not to Canarc’s knowledge ever seen systematic exploration or been drilled in modern times.”

“This transaction allows Canarc to realize value on Lightning Tree while we focus on two upcoming drilling campaigns on our large gold properties in Nunavut and British Columbia over the next couple of months. It also makes room in our portfolio for additional strategic gold property acquisitions.”

Terms of the Agreement under the LOI:

Under the terms of the LOI, MinKap may enter into the Agreement with the Canarc to acquire a 100% undivided interest in the Lightning Tree Property by completing, among other things, the following:

●
Issuing Canarc an aggregate 2,500,000 common shares and 2,500,000 common share purchase warrants over 2 years;
●
Paying Canarc C$137,500 in total, including C$12,500 upon receipt of final approval from the TSX Venture Exchange of the Agreement (the “Approval Date”);
●
C$25,000 due on the first anniversary from the Approval Date;
●
C$50,000 due on the second anniversary from the Approval Date;
●
C$50,000 due on the third anniversary from the Approval Date;
●
Spending an aggregate $2,000,000 in exploration over 3 years, commencing on the date MinKap receives an exploration drill permit for the Property (the “Permit Date”)
●
Issuing to Canarc a 2.5% net smelter return royalty (“Canarc NSR”) in respect of the Property, subject to MinKap retaining an option to acquire 1% of the Canarc NSR for a cash payment of C$1,000,000;
●
Publicly file a mineral resource estimate in compliance with National Instrument 43-101 (“NI 43-101”) on the Property within 3 years of the Permit Date; and
●
Pay a one-time bonus payment of C$1.00 per ounce of gold or gold equivalent, up to a maximum of $1,000,000, upon the filing on SEDAR of a NI 43-101 compliant resource of 1,000,000 ounces of gold or gold equivalent on a pro-rate basis between Canarc and an additional vendor.

About the Lightning Tree Property, Idaho

The property consists of 4 unpatented claims in section 34 of 08/T20N/R18E, 38 km SW of Salmon in Lemhi County, Idaho. The lands are administered by the US Forest Service.

The claims lie along the regional, northeast-trending Trans-Challis structural zone and mineral belt adjoining the south side of the Musgrove gold deposit (~300k oz Au @ 1.22 g/t Au, Bravura Ventures), approximately 25 km southwest of Beartrack deposit (~650k oz Au @ 1.02 g/t Au, 1994-2000 production, Meridian Gold) and 70 km northeast of Grouse Creek deposit (~250k oz Au @ 1.44 g/t, Hecla Mining).

The property contains northwest-striking epithermal quartz-adularia veins along the Meadows fault zone separating the Apple Creek Formation siltstones to northeast from the Challis volcanics to the southwest. Historic gold production during the 1930’s and 1940’s came from one adit and at least three other workings that are located on the property. Rock-chip samples previously collected across the old workings in 2010 returned high-grade gold assay results, including 15 g/t Au over 1.7 m. There is no evidence of historic drilling on the claims.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.